UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42156

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Changes in Registrant’s Certifying Accountant

(a) Above Food Ingredients Inc. (the “Company”) discloses that on July 15, 2025, its auditor, Ernst & Young LLP (“E&Y”), confirmed that, upon the request of the Company, they resigned as auditor of the Company.

E&Y completed the audit for the consolidated balance sheet of the Company as at January 31, 2024. In addition, E&Y completed the audit of the financial statements for the fiscal year ended January 31, 2024 for Above Food Corp. (the “Predecessor”). E&Y’s audit report on the Company’s consolidated balance sheet as at January 31, 2024 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. E&Y’s audit report on the Predecessor’s financial statements as of and for the fiscal years ended January 31, 2024 and 2023 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, however, stated that there is substantial doubt about the Predecessor’s ability to continue as a going concern.

Additionally, during the two most recent fiscal years and the subsequent interim periods preceding the date of resignation, there were no (1) disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to the satisfaction of E&Y would have caused E&Y to make reference to the subject matter of the disagreement in their report or (2) “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K.)

The Company has requested, and E&Y has furnished, a letter to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter dated December 2, 2025 is included as Exhibit 99.1 to this Form 6-K.

(b) On October 10, 2025, the Audit Committee of the Company recommended, and the board of directors of the Company resolved, to engage the independent registered public accounting firm CBIZ CPA (“CBIZ”), as the Company’s new independent registered public accountants due to their expertise in the new direction of the business, which appointment CBIZ has accepted.

During the two most recent fiscal years and the subsequent interim periods preceding the engagement of CBIZ, neither the Company, nor someone on behalf of the Company, has consulted with CBIZ regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered by CBIZ and neither a written report was provided to the Company or oral advice was provided that J&S Associate concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue or (iii) any other matter that was the subject of disagreement between the Company and its former auditor as described in Item 304(a)(1)(iv), or a reportable event as described in paragraph 304(a)(1)(v), of Regulation S-K. The Company did not have any disagreements with E&Y and therefore did not discuss any past disagreements with CBIZ.

DOCUMENTS FILED AS PART OF THIS REPORT

Exhibit	Description

99.1	Letter from Ernst & Young LLP, dated December 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Above Food Ingredients Inc.

Date: December 2, 2025
	By:	/s/ Lionel Kambeitz
	Name:	Lionel Kambeitz
	Title:	Chief Executive Officer